Exhibit 99.1

Cellectis Reports Financial Results for 2nd Quarter and First Six Months 2018

  FDA approves UCART123 protocol amendment to accelerate clinical development in AML patients
  FDA approves IND for UCART22 in B-ALL patients, which is the 3rd allogeneic gene-edited CAR T-cell product candidate approved for clinical trials in the United States
  Allogene and Servier alliances to accelerate commercialization of allogeneic CAR T-Cell therapies
  $191M follow-on offering by Cellectis and $61M follow-on offering by Calyxt1
  Cash2 position of $491M is expected to fund operations until 2022

NEW YORK--(BUSINESS WIRE)--August 1, 2018--Regulatory News:

Cellectis S.A. (Euronext Growth: ALCLS - Nasdaq: CLLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on gene-edited allogeneic CAR T-cells (UCART), today announced its results for the three-month period ended June 30, 2018 and for the six-month period ended June 30, 2018.

During the first half of 2018 Cellectis worked to speed up the clinical development of its allogeneic CAR T-cell product candidates. An amendment to the UCART123 Phase 1 protocol for AML enables the acceleration of the development of this product candidate. We received approval for our IND application for UCART22 in B-ALL and this UCART22 clinical trial is expected to start recruiting patients in the second half of this year. UCART22 is the third allogeneic CAR T-cell product candidate developed by Cellectis to enter the clinic. With the closing of our recent follow-on offering, we strengthened Cellectis’ shareholder base and secured financing for Cellectis to develop and manufacture more fully owned product candidates, to establish commercial capabilities, seek marketing approvals through the filing of one or more Biologics License Applications and pursue other critical milestones for one or more of our current product candidates.

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1 Including an $8.3 million investment from Cellectis.
2 Cash position includes cash, cash equivalent and current financial assets.

Second Quarter 2018 and Recent Highlights

UCART123

In May, the FDA approved an amendment to the protocol for the Phase 1 clinical trial of Cellectis’ UCART123 product candidate in patients with acute myeloid leukemia (AML). The amendment allows an immediate 4x increase of current dose level 1 from 6.25x104 to 2.5x105 UCART123 cells per kilogram and increases dose levels 2 and 3 to 6.25x105 and 5.05x106 UCART123 cells per kilogram, respectively. The treatment interval was shortened from 42 days to 28 days between the first 2 patients at each new dose tested (42 days only in case of aplastic bone marrow), and then to 14 days for the subsequent patients. The new protocol also allows for a potential second infusion of UCART123. The MD Anderson Cancer Center has been added as new clinical site for the AML study in addition to Weill Cornell Medical Center.

UCART22

In June, the FDA approved Cellectis’ Investigational New Drug (IND) application to initiate a Phase 1 clinical trial for UCART22, Cellectis’ second wholly controlled TALEN® gene-edited product candidate, for the treatment of B-cell acute lymphoblastic leukemia (B-ALL) in adult patients. UCART22 is the 3rd allogeneic, off-the-shelf, gene-edited CAR T-cell product candidate developed by Cellectis to be approved by the FDA for clinical trials in the United States. UCART22 is designed to target and kill CD22 expressing cells. Like CD19, CD22 is a cell surface antigen expressed from the pre-B-cell stage of development through mature B-cells and is expressed in more than 90% of patients with B-ALL. Approximately 85% of ALL cases involve precursor B-cells (B-ALL). Cellectis intends to begin the UCART22 Phase 1 study in the second half of 2018. The clinical research for UCART22 will be led by Dr. Nitin Jain, Assistant Professor, and Prof. Hagop Kantarjian, Chairman in the Department of Leukemia and University Chair in Cancer Medicine, at The University of Texas MD Anderson Cancer Center in Houston.

UCART19 and Corporate Collaboration

In April, Allogene Therapeutics, Inc. (“Allogene”), a new biotechnology company co-founded by Dr. Arie Belldegrun and Dr. David Chang, the former CEO and CMO of Kite Pharma, Inc., respectively, announced that it has entered into an asset contribution agreement with Pfizer, Inc. (“Pfizer”), pursuant to which Allogene purchased Pfizer’s portfolio of assets related to allogeneic CAR T-cell therapy, including the Research Collaboration and License Agreement dated June 17, 2014 (as amended from time to time, the “Collaboration Agreement”) signed between Pfizer and Cellectis. Cellectis remains eligible to receive clinical and commercial milestone payments of up to $2.8 billion, or $185 million per target for 15 targets, and tiered royalties in the high single digits on net sales of any products that are commercialized by Allogene under the Collaboration Agreement. As part of the transaction, Allogene has also received Pfizer’s rights to UCART19, which were sub-licensed to Pfizer by Les Laboratoires Servier (“Servier”), which has an exclusive license to UCART19 from Cellectis under the Product Development, Option, License and Commercialization Agreement between Servier and Cellectis dated as of February 17, 2014 (the “Servier Agreement”).

Capital raise

In April, Cellectis closed a follow-on offering of 6,146,000 American Depositary Shares (“ADS”) at a public offering price of $31.00 per ADS resulting in gross proceeds of $190.5 million. In May, Calyxt closed a follow-on offering of 4,057,500 ADS at a public offering price of $15.00 per ADS resulting in gross proceeds of $60.9 million. Cellectis purchased 550,000 shares of common stock at the public offering price of $15.00.

R&D

In June, Cellectis reported the publication of a study in Scientific Reports, a Nature Publishing Group journal, describing the development of the CubiCAR, an all-in-one Chimeric Antigen Receptor (CAR) architecture with an embedded multi-functional tag for purification, detection and elimination of CAR T-cells. This added versatility has the potential to streamline the manufacturing of CAR T-cells to allow their tracking and efficiently eliminate CAR T-cells in clinical settings. This novel architecture was developed through a collaboration of Cellectis and Allogene researchers.

Academic Collaboration

In May, Cellectis and the Wyss Institute for Biologically Inspired Engineering at Harvard University announced that they will collaborate, utilizing Cellectis’ TALEN® gene editing technology, to advance the Wyss Institute’s efforts to recode the entire genome of cell lines derived from humans and other species under the global Genome Project-Write, led by Prof. George Church, Core Faculty member at the Wyss Institute, Professor of Genetics at Harvard Medical School (HMS) and of Health Sciences and Technology at Harvard and the Massachusetts Institute of Technology (MIT). The Recode Project, a part of Genome Project-Write, lays the technical foundation to extensively and functionally modify existing genomes in cells and whole organisms, and aims to convert them into research tools as well as clinical and biotechnological products. Under the collaboration with Cellectis, Prof. Church and his team will be given access to Cellectis’ TALEN® gene editing technology.

Financial Results

Cellectis’ consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board (“GAAP”).

Second quarter 2018 Financial Results

Cash: As of June 30, 2018 Cellectis had $491.1 million in total cash, cash equivalents and current financial assets compared to $282.1 million as of March 31, 2018. This increase of $209.0 million primarily reflects the net cash provided by financing activities of $230.9 million, including (i) the net proceeds, after deducting underwriting discounts and commissions and offering expenses, of $178.6 million from the Cellectis follow-on offering, (ii) the net proceeds, after deducting underwriting discounts, commissions and offering expenses and the purchase price with respect to 550,000 shares of Calyxt common stock purchased by Cellectis in the offering, of $48.8 million from Calyxt’s follow-on offering and (iii) the exercise of Cellectis and Calyxt stock options during the period for $5.1 million, partly offset by (i) the net cash flows used by operating activities of $12.5 million, (ii) the unrealized negative translation effect of exchange rate fluctuations on U.S. dollar cash, cash equivalents and current financial assets of $9.2 million.

We believe that our cash, cash equivalents and current financial assets of $491.1 million as of June 30, 2018 will be sufficient to fund our operations until 2022.

Revenues and Other Income: During the quarters ended June 30, 2017 and 2018, we recorded $9.0 million and $8.3 million, respectively, in revenues and other income. This decrease of $0.7 million is due to a $1.5 million decrease in collaboration revenues, of which $0.4 million represented decreased recognition of upfront fees already paid to Cellectis and $1.1 million represented a decrease in research and development cost reimbursements, partly offset by a $0.8 million increase in research tax credit.

Total Operating Expenses: Total operating expenses for the second quarter of 2017 were $28.8 million, compared to $30.0 million for the second quarter of 2018. The non-cash stock-based compensation expenses included in these amounts were $12.4 million and $9.1 million, respectively.

R&D Expenses: For the quarters ended June 30, 2017 and 2018, research and development expenses decreased by $0.6 million from $18.6 million in 2017 to $18.0 million in 2018. Personnel expenses decreased by $0.8 million from $9.2 million in 2017 to $8.4 million in 2018, primarily due to a $1.5 million decrease in non-cash stock based compensation expense partly offset by an increase of $0.7 million in wages and salaries. Purchases and external expenses increased by $1.1 million from $8.9 million in 2017 to $10.0 million in 2018, mainly due to increased expenses related to payments to third parties participating in product development, purchases of biological raw materials, expenses for process development and expenses associated with the use of laboratories and other facilities. Other expenses, which relate to continuing leases and other commitments, decreased by $0.9 million for the second quarter of 2018 compared to the second quarter of 2017.

SG&A Expenses: During the quarters ended June 30, 2017 and 2018, we recorded $10.0 million and $11.2 million, respectively, of selling, general and administrative expenses. The increase of $1.2 million primarily reflects an increase of $1.9 million in purchases and external expenses and an increase of $0.3 million in other expenses related to taxes, various depreciation and amortization, partly offset by a decrease of $1.0 million in personnel expenses from $7.9 million to $6.9 million. This decrease in personnel expenses was attributable to a decrease of $1.9 million in non-cash stock-based compensation expenses, partly offset by an increase of $0.9 million in wages and salaries.

Financial Gain (Loss): The financial gain is $12.0 million for the second quarter of 2018 compared with a financial loss of $6.7 million for the second quarter of 2017. The change in financial result was mainly attributable to a $19.7 million increase in net foreign exchange gain and a $1.7 million increase in interest income partly offset by a $2.7 million decrease of foreign exchange derivatives fair value adjustment.

Net Income (Loss) Attributable to Shareholders of Cellectis: During the three-month period ended June 30 2017 and 2018, we recorded a net loss attributable to shareholders of Cellectis of $26.5 million (or $0.75 per share) and net loss attributable to shareholders of Cellectis of $7.3 million (or $0.17 per share), respectively. Adjusted net loss attributable to shareholders of Cellectis for the second quarter of 2017 was $14.1 million ($0.40 per share) compared to adjusted net income attributable to shareholders of Cellectis of $1.3 million ($0.03 per share), for the second quarter of 2018. Adjusted net income (loss) attributable to shareholders of Cellectis for the second quarter of 2017 and 2018 excludes non-cash stock-based compensation expenses of $12.4 million and $8.5 million, respectively. Please see "Note Regarding Use of Non-GAAP Financial Measures" for reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to adjusted net income (loss) attributable to shareholders of Cellectis.

Six-month period 2018 Financial Results

Cash: As of June 30, 2018 Cellectis had $491.1 million in total cash, cash equivalents and current financial assets compared to $297.0 million as of December 31, 2017. This increase of $194.1 primarily reflects the net cash provided by financing activities of $234.4 million, including (i) the net proceeds, after deducting underwriting discounts and commissions and offering expenses, of $178.6 million from the Cellectis follow-on offering, (ii) the net proceeds, after deducting underwriting discounts, commissions and offering expenses and the purchase price with respect to 550,000 shares of Calyxt common stock purchased by Cellectis in the offering, of $48.8 million from Calyxt’s follow-on offering, and (iii) the exercise of Cellectis and Calyxt stock options during the period for $8.4 million, partly offset by (i) the net cash flows used by operating activities of $32.5 million, (ii) the unrealized negative translation effect of exchange rate fluctuations on U.S. dollar cash, cash equivalents and current financial assets of $7.1 million and (iii) the net cash provided by investing activities of $0.7 million.

Revenues and Other Income: During the six-month period ended June 30, 2017 and 2018, we recorded $19.3 million and $16.4 million, respectively, in revenues and other income. This decrease of $2.9 million is mainly due to a $2.3 million decrease in collaboration revenues, which corresponds to a decrease in research and development cost reimbursements and a $0.7 million decrease in research tax credits, partly offset by a $0.1 million increase in other licenses revenue.

Total Operating Expenses: Total operating expenses for the six-month period ended June 30, 2017 were $58.9 million, compared to $63.0 million for the six-month period ended June 30, 2018. The non-cash stock-based compensation expenses included in these amounts were $26.1 million and $21.0 million, respectively.

R&D Expenses: For the six-month periods ended June 30, 2017 and 2018, research and development expenses amounted to $38.2 million and $36.4 million, respectively. Personnel expenses decreased by $2.6 million from $19.7 million in 2017 to $17.1 million in 2018, primarily due to a $4.3 million decrease in non-cash stock-based compensation expense, partly offset by a $1.7 million increase in wages and salaries. Purchases and external expenses increased by $1.4 million from $17.5 million in 2017 to $18.9 million in 2018, mainly due to increased expenses related to payments to third parties participating in product development, purchases of biological raw materials, expenses related to process development and expenses associated with the use of laboratories and other facilities. Other expenses, which relate to continuing leasing and other commitments, decreased by $0.6 million for the six-month period ended June 30, 2018 compared to the corresponding period of 2017.

SG&A Expenses: During the six-month periods ended June 30, 2017 and 2018, we recorded $19.8 million and $25.2 million, respectively, of selling, general and administrative expenses. The increase of $5.5 million primarily reflects (i) an increase of $3.5 million in purchases and external expenses, (ii) an increase of $0.5 million in other expenses related to taxes, various depreciation and amortization and (iii) an increase of $1.5 million in personnel expenses from $15.5 million to $17.0 million, attributable to a $2.2 million increase in wages and salaries, partly offset by a $0.8 million decrease in non-cash stock based compensation expense.

Financial Gain (Loss): The financial result was a loss of $6.6 million for the six-month period ended June 30, 2017 compared with a financial gain of $10.0 million for the six-month period ended June 30, 2018. The change in financial result was mainly attributable to a $18.8 million increase in net foreign exchange gain and a $2.0 million increase in interest income, partly offset by a $3.8 million decrease of foreign exchange derivatives fair value adjustment and a $0.2 million decrease on net gain realized on the repositioning of instruments.

Net Income (Loss) Attributable to Shareholders of Cellectis: During the six-month periods ended June 30, 2017 and 2018, we recorded a net loss attributable to shareholders of Cellectis of $46.2 million (or $1.30 per share) and a net loss attributable to shareholders of Cellectis of $32.4 million (or $0.83 per share), respectively. Adjusted net loss attributable to shareholders of Cellectis for the six-month period ended June 30, 2017 was $20.1 million ($0.57 per share) compared to adjusted net loss attributable to shareholders of Cellectis of $12.7 million ($0.32 per share) for the six-month period ended June 30, 2018. Adjusted net loss attributable to shareholders of Cellectis for the six-month periods ended June 30, 2017 and 2018 excludes a non-cash stock-based compensation expense of $26.1 million and $19.7 million, respectively. Please see "Note Regarding Use of Non-GAAP Financial Measures" for reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to adjusted net income (loss) attributable to shareholders of Cellectis.

CELLECTIS S.A. STATEMENT OF CONSOLIDATED FINANCIAL POSITION ($ in thousands)

As of
	December 31, 2017 As restated (*)	June 30, 2018 Unaudited

ASSETS
Non-current assets
Intangible assets	1 431	1 386
Property, plant, and equipment	7 226	7 437
Other non-current financial assets	1 004	667
Total non-current assets	9 661	9 490

Current assets
Inventories	250	231
Trade receivables	2 753	2 486
Subsidies receivables	9 524	14 459
Other current assets	13 713	16 313
Cash and cash equivalent and Current financial assets	296 982	491 087
Total current assets	323 221	524 576
TOTAL ASSETS	332 882	534 066

LIABILITIES
Shareholders’ equity
Share capital	2 367	2 764
Premiums related to the share capital	614 037	816 363
Treasury share reserve	(297)	(587)
Currency translation adjustment	1 834	(11 534)
Retained earnings	(253 702)	(326 856)
Net income (loss)	(99 368)	(32 422)
Total shareholders’ equity - Group Share	264 872	447 728
Non-controlling interests	19 113	41 046
Total shareholders’ equity	283 985	488 774

Non-current liabilities
Non-current financial liabilities	13	231
Non-current provisions	3 430	3 054
Total non-current liabilities	3 443	3 285

Current liabilities
Current financial liabilities	21	772
Trade payables	9 460	12 734
Deferred revenues and deferred income	27 975	20 400
Current provisions	1 427	1 394
Other current liabilities	6 570	6 709
Total current liabilities	45 453	42 008
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	332 882	534 066

(*) 2017 Interim consolidated financial statements have been restated for the purpose of IFRS15 application. Reconciliation between interim consolidated financial statements presented in previous periods and 2018 interim consolidated financial statements is available in Note 2.2 of the interim consolidated financial statements for the second quarter 2018.

CELLECTIS S.A. STATEMENT OF CONSOLIDATED OPERATIONS – Second quarter (unaudited) ($ in thousands, except per share data)

For the three-month period ended June 30,
	2017	2018

Revenues and other income
Revenues	6 494	5 049
Other income	2 474	3 295
Total revenues and other income	8 968	8 343
Operating expenses
Royalty expenses	(563)	(559)
Research and development expenses	(18 607)	(18 042)
Selling, general and administrative expenses	(10 018)	(11 248)
Other operating income (expenses)	371	(189)
Total operating expenses	(28 818)	(30 039)

Operating income (loss)	(19 850)	(21 696)

Financial gain (loss)	(6 652)	11 958

Net income (loss)	(26 502)	(9 738)
Attributable to shareholders of Cellectis	(26 502)	(7 256)
Attributable to non-controlling interests	-	(2 482)

Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.75)	(0.17)

Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(0.75)	(0.17)

CELLECTIS S.A. STATEMENT OF CONSOLIDATED OPERATIONS – First six months (unaudited) ($ in thousands, except per share data)

For the six-month period ended June 30,
	2017	2018

Revenues and other income
Revenues	13 239	11 076
Other income	6 043	5 340
Total revenues and other income	19 283	16 417
Operating expenses
Royalty expenses	(1 176)	(1 138)
Research and development expenses	(38 216)	(36 441)
Selling, general and administrative expenses	(19 754)	(25 224)
Other operating income (expenses)	258	(171)
Total operating expenses	(58 888)	(62 975)

Operating income (loss)	(39 606)	(46 558)

Financial gain (loss)	(6 567)	10 040

Net income (loss)	(46 173)	(36 518)
Attributable to shareholders of Cellectis	(46 173)	(32 422)
Attributable to non-controlling interests	-	(4 096)

Basic net income (loss) attributable to shareholders of Cellectis per share ($/share)	(1.30)	(0.83)

Diluted net income (loss) attributable to shareholders of Cellectis per share ($/share)	(1.30)	(0.83)

Note Regarding Use of Non-GAAP Financial Measures

Cellectis S.A. presents adjusted net income (loss) attributable to shareholders of Cellectis in this press release. Adjusted net income (loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We have included in this press release a reconciliation of this figure to net income (loss) attributable to shareholders of Cellectis, which is the most directly comparable financial measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views Cellectis’ operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of non-cash stock-based expenses from net income (loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of adjusted net income (loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which use similar stock-based compensation, may address the impact of non-cash stock-based compensation expense differently; and (b) other companies may report adjusted net income (loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider adjusted net income (loss) attributable to shareholders of Cellectis alongside our IFRS financial results, including net income (loss) attributable to shareholders of Cellectis.

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – Second quarter (unaudited) ($ in thousands, except per share data)

	For the three-month period ended June 30,
	2017	2018

Net income (loss) attributable to shareholders of Cellectis	(26 502)	(7 256)
Adjustment: Non-cash stock-based compensation expense attributable to shareholders of Cellectis	12 421	8 508
Adjusted net income (loss) attributable to shareholders of Cellectis	(14 081)	1 252

Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0.40)	0.03

Weighted average number of outstanding shares, basic (units) (1)	35 560 088	42 216 910

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	(0.40)	0.03

Weighted average number of outstanding shares, diluted (units) (1)	35 580 391	42 482 374

(1) When we have adjusted net loss, in accordance with IFRS, we use the weighted average number of outstanding shares, basic to compute the diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the weighted average number of outstanding shares, diluted to compute the diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME – First six months (unaudited) ($ in thousands, except per share data)

	For the six-month period ended June 30,
	2017	2018

Net income (loss) attributable to shareholders of Cellectis	(46 173)	(32 422)
Adjustment: Non-cash stock-based compensation expense attributable to shareholders of Cellectis	26 063	19 746
Adjusted net income (loss) attributable to shareholders of Cellectis	(20 110)	(12 676)

Basic Adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0.57)	(0.32)

Weighted average number of outstanding shares, basic (units) (1)	35 447 574	39 125 546

Diluted Adjusted net income (loss) attributable to shareholders of Cellectis ($/share) (1)	(0.57)	(0.32)

Weighted average number of outstanding shares, diluted (units) (1)	35 490 639	39 722 178

(1) When we have adjusted net loss, in accordance with IFRS, we use the weighted average number of outstanding shares, basic to compute the diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the weighted average number of outstanding shares, diluted to compute the diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)

About Cellectis

Cellectis is a clinical-stage biopharmaceutical company focused on developing a new generation of cancer immunotherapies based on gene-edited T-cells (UCART). By capitalizing on its 18 years of expertise in gene editing – built on its flagship TALEN® technology and pioneering electroporation system PulseAgile – Cellectis uses the power of the immune system to target and eradicate cancer cells.

Using its life-science-focused, pioneering genome engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets.

Cellectis is listed on the Nasdaq market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it. TALEN® is a registered trademark owned by Cellectis.

Special Note Regarding Forward-Looking Statements

This press release contains “forward-looking” statements that are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risk factors that may affect company business and financial performance is included in Cellectis’ Annual Report on Form 20-F for the year ended December 31, 2017 and subsequent filings Cellectis makes with the Securities and Exchange Commission from time to time. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

CONTACT:
Media:
Jennifer Moore, VP of Communications, 917-580-1088
media@cellectis.com
or
Caitlin Kasunich, KCSA Strategic Communications, 212-896-1241
ckasunich@kcsa.com
or
Cellectis IR contact:
Simon Harnest, VP of Corporate Strategy and Finance, 646-385-9008
simon.harnest@cellectis.com